United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of May, 2004

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Resolutions adopted at the General ordinary shareholders' Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Senior Corporate Controller
Date: May 3rd, 2004

SUMMARY OF THE RESOLUTIONS ADOPTED AT THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

The undersigned, being the Secretary to the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., HEREBY CERTIFIES:

That the General Ordinary Shareholders' Meeting held on April 30, 2004 adopted the resolutions that are summarized as follows:

FIRST: Approval of the report and the consolidated financial statements of the Company presented to the shareholders by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., regarding the Fiscal Year from January 1 through December 31, 2003, based on the report issued by the Statutory Auditor.

SECOND: The Annual Report of the activities performed by the Audit Committee regarding the 2003 Fiscal Year was submitted.

THIRD: Approval of the proposal for the application of results, as follows:

The fiscal year net profit, which amounted MXN$311'973,000.00 (THREE HUNDRED ELEVEN MILLION, NINE HUNDRED SEVENTY THREE THOUSAND PESOS 00/100), was agreed to be applied as follows:

a) Considering the fact that the legal reserve already has integrated the equivalent to 20% (twenty percent) of the capital stock, no provision is made with respect to this concept, as set forth by article 20 of the Mexican Corporations Law (''Ley General de Sociedades Mercantiles'').
b) Pay as a dividend MXN$293'889,600.00 (TWO HUNDRED NINETY THREE MILLION, EIGHT HUNDRED EIGHTY NINE THOUSAND SIX HUNDRED PESOS 00/100) equivalent to MXN$0.32 (thirty two cents) per share for each one of the 918,405,000 outstanding voting shares issued to be paid from the taxed net earnings account.. This payment shall be made in cash in one exhibition upon delivery of the receipt referred to in the third paragraph of article 74 of the Mexican Securities Law (''Ley del Mercado de Valores''), as of the 6th (sixth) day of July 2004, for which the corresponding publication shall be made for the awareness of all the shareholders.
c) Register in the account of retained profits, the remaining profit for the 2003 fiscal year of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., that is, the amount of MXN$18'083,400.00 (EIGHTEEN MILLION EIGHTY THREE THOUSAND FOUR HUNDRED PESOS 00/100).

FOURTH: Approval of the proposal to set the maximum amount of funds that can be allocated to the purchase of the Company's own shares and submission of the report of the operations carried out with the Company's own shares in the 2003 Fiscal.

FIFTH: Election of the Directors and the Chairman, Secretary and Statutory Auditor, Proprietary and Alternates, and approval of their compensation for their attendance to the Board Meetings, as follows:

PROPRIETARY DIRECTORS	ALTERNATES DIRECTORS
DON ROBERTO GONZALEZ BARRERA	C.P. JUAN A. QUIROGA GARCIA
LIC. ROBERTO GONZALEZ MORENO	LIC. RAUL CAVAZOS MORALES
DR. EDUARDO LIVAS CANTU	LIC. ALFREDO LIVAS CANTU
ING. JAVIER VELEZ BAUTISTA	C.P. SERGIO GARCIA BOULLE
C.P. ROMAN MARTINEZ MENDEZ	ING. HOMERO HUERTA MORENO
ING. RODOLFO F. BARRERA VILLARREAL	ING. JESUS L. BARRERA LOZANO
ING. ALEJANDRO ALVAREZ GUERRERO	ING. JAVIER A. ALVAREZ FIGUEROA
ING. HECTOR RANGEL DOMENE	DR. JAIME ALATORRE
ING. JUAN B. GUICHARD MICHEL	ING. JUAN DAVID MICHEL
LIC. CARLOS HANK GONZALEZ	LIC. EDUARDO SASTRE DE LA RIVA
ING. ERNESTO ENRIQUEZ USO	LIC. ALEJANDRO ENRIQUEZ LARRONDO
ING. JOSE DE LA PENA ANGELINI	LIC. GERARDO S. VARGAS ATECA

MR. ROBERTO GONZALEZ BARRERA was ratified as the Chairman of the Board of Directors.
MR. SALVADOR VARGAS GUAJARDO was appointed as a non-Director Secretary and MR. GUILLERMO ELIZONDO RIOS as his Alternate.
MR. HUGO LARA SILVA was appointed as Proprietary Statutory Auditor and MR. CARLOS ARREOLA ENRIQUEZ as his Alternate.
The Directors' and Statutory Auditor's compensation for their attendance to the Board Meetings was approved.

SIXTH: Appointment of the following directors as members of the Audit Committee and approval of their compensation for their attendance to the Audit Committee meetings, the execution of their duties and any previous studies and analysis made for this purpose:

AUDIT COMMITTEE

CHAIRMAN:	DR. EDUARDO LIVAS CANTU
FINANCIAL EXPERT:	ING. JAVIER VELEZ BAUTISTA
MEMBER:	C.P. ROMAN MARTINEZ MENDEZ

SEVENTH: Appointment of the special delegates for the formalization of the resolutions adopted by the shareholders' meeting.

Monterrey, N.L., May 3, 2004

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. NOTICE TO SHAREHOLDERS PAYMENT OF DIVIDENDS

In the General Ordinary Shareholders' Meeting of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., held the 30th of April of 2004 in Monterrey, Nuevo Leon, the following was adopted:

To pay as a dividend in cash the amount of MXN$293'889,600.00 (TWO HUNDRED NINETY THREE MILLION, EIGHT HUNDRED EIGHTY NINE THOUSAND SIX HUNDRED PESOS WITH 00/100) equivalent to MXN$0.32 (thirty two cents) per share for each one of the -918,405,000- outstanding voting shares issued by GRUPO INDUSTRIAL MASECA, S.A. de C.V. to be paid from the taxed net earnings account. This payment shall be made in cash in a sole installment as of the 6th (sixth) day of July 2004.

The payment will be made at the offices of S.D. Indeval, S.A. de C.V., located at Paseo de la Reforma, No. 255, Col. Cuauhtemoc, Mexico, D.F. for the share certificates deposited in the aforementioned Institution and will be made upon delivery of the receipts referred to in the third paragraph of article 74 of the Mexican Securities Law (''Ley del Mercado de Valores'').

For those shareholders in possession of their share certificates, they can collect their payment of dividends as of the aforementioned date, during office hours in the offices of the Company located at Av. La Clinica No. 2520, Col. Sertoma, Edificio Delta, 1st Floor, in Monterrey, Nuevo Leon, Mexico 64710, evidencing their status as shareholders to the satisfaction of the Company.

Monterrey, N.L. May, 3, 2004

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

MR. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS